FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2010

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited's report for the conformed second quarter results ended March 2010, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the risk that the European Acquisition ("Acquisition") will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realize the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2010 or beyond.



sappi

2nd Quarter

results for the period
ended March 2010

Form S-8 Version

Great ideas start on paper.

sappi

Sales by product group*



■	Coated fine paper	65%
■	Uncoated fine paper	7%
■	Coated specialities	7%
■	Commodity paper	7%
■	Pulp	13%
■	Other	1%

Sales by source*



■	North America	21%
■	Europe	56%
■	Southern Africa	23%

Sales by destination*



■	North America	21%
■	Europe	51%
■	Southern Africa	12%
■	Asia and other	16%

Net operating assets**



■	Fine paper	64%
■	Forest products	36%

* for the period ended March 2010

** as at March 2010

2nd Quarter results

Financial summary for the quarter

- Operating profit of US$28 million (Q2 2009: US$6 million)

- Demand trends improving

- Basic loss per share of 6 US cents

	Quarter ended			Half-year ended	
	Mar 2010	Mar 2009	Dec 2009	**Mar 2010**	Mar 2009
Key figures: (US$ million)					
Sales	**1,576**	1,313	1,620	**3,196**	2,500
Operating profit	**28**	6	1	**29**	63
Basic loss per share (US cents)	**(6)**	(7)	(10)	**(16)**	(3)
Key ratios: (%)					
Operating profit to sales	**1.8**	0.5	0.1	**0.9**	2.5

Commentary on the quarter

Demand for our products continued to improve through the quarter with the result that our sales volume increased 17% compared to a year earlier and 3% compared to the December quarter.

The quarter was characterised by rapid increases in market pulp prices accelerated by a major earthquake on February 28th which disrupted pulp supply from Chile. A strike by stevedores in Finland lasted approximately 2 weeks and restricted all trade flows in and out of Finland, disrupting pulp shipments and paper deliveries. Pulp prices (NBSK) rose from an average of US$796 per ton in December to US$889 per ton at the end of March. Our Southern African and North American businesses, which are net sellers of pulp, benefited from the pulp price increases. Our European business, which buys more than half of its pulp requirements, experienced a margin squeeze as it could not raise its paper selling prices enough to absorb the higher pulp costs. Pulp prices had an unfavourable impact of US$35 million on operating profit in our European business compared to the corresponding quarter last year.

The North American business performed strongly in the quarter as a result of our market positioning, continued cost reduction and improved pulp sales prices.

In March, we implemented price increases on coated fine paper in Europe to help mitigate the higher pulp prices and have announced a further 10% increase with effect from June in response to strengthening demand and the spike in pulp prices. Prices for coated mechanical paper continued to decline in Europe during the quarter.

Average prices realised by the group in US dollar terms in the quarter were 2% higher than a year ago, mainly as a result of higher pulp prices and currency movements. US dollar prices realised for coated paper were, however, lower than in the corresponding quarter a year ago. Coated paper prices realised in US dollar terms were also lower than in the December quarter. Local currency prices realised for coated paper in Europe were higher than in the December quarter, while US prices were lower.

Variable costs excluding pulp were at similar levels to the prior quarter, but still well below the levels of a year ago. Fixed costs were well controlled in the quarter, and were 4% lower than the December quarter.

Synergies related to the European Acquisition completed in December 2008 (the "Acquisition") were €31 million for the quarter, and the run rate is in line with our target to achieve €120 million of synergies per annum by 2011.

Operating profit was US$28 million for the quarter, a substantial improvement compared to the US$6 million profit reported a year ago. As expected, higher pulp prices in Europe and maintenance shuts in South Africa negatively impacted our result.

Net finance costs of US$62 million were US$11 million lower than the prior quarter largely as a result of a US$7 million gain on the redemption of US$106 million of US Municipal Bonds.

EPS was a loss of 6 US cents compared to a loss of 7 US cents for the equivalent quarter last year.

Cash flow

Cash generated from operating activities increased to US$161 million for the quarter, up from US$114 million a year ago as a result of improved operating performance and increased sales volumes.

Net cash generated after operating and investing activities was US$109 million for the quarter, up from US$75 million a year ago (excluding cash invested in the European Acquisition). The increase was a result of improved operating profit and working capital management which released US$68 million (including the US$38 million receipt of alternative fuel tax credits in North America), partially offset by higher finance cost payments. Capital expenditure for the quarter was US$52 million and year to date was US$89 million. This is in line with our aim to limit capital expenditure for the full year to approximately US$200 million.

Liquidity remains strong, and cash and cash equivalents at the end of the quarter were US$724 million.

Operating Review for the Quarter

Sappi Fine Paper

	Quarter ended Mar 2010 US$ million	Quarter ended Mar 2009 US$ million	% change	Quarter ended Dec 2009 US$ million
Sales	1,208	1,038	16.4	1,256
Operating profit (loss)	50	(45)	–	79
Operating profit (loss) to sales (%)	4.1	(4.3)	–	6.3

The Fine Paper business achieved an operating profit of US$50 million for the quarter due to the strong performance from North America. The European business experienced improved demand, a stronger order book and increased operating rates, however, its margins were adversely affected by rapidly increasing pulp prices. Price realisation started to increase late in the quarter but was insufficient to offset the input cost increases.

Europe

	Quarter ended Mar 2010 US$ million	Quarter ended Mar 2009 US$ million	% change (US$)	% change (Euro)	Quarter ended Dec 2009 US$ million
Sales	866	737	17.5	12.4	936
Operating profit (loss)	9	(21)	–	–	12
Operating profit (loss) to sales (%)	1.0	(2.8)	–	–	1.3

European industry shipments of coated woodfree paper increased by approximately 10% compared to the equivalent quarter last year. Shipments of mechanical coated paper showed similar levels of growth over the prior year.

Average prices realised for the quarter in dollar terms were 3% below the equivalent quarter last year and decreased by 5% compared to the prior quarter, primarily due to exchange rate movements. Prices in Euro terms were higher than the previous quarter but remain below the level of the corresponding quarter last year. While prices for coated mechanical paper continued to decline during the quarter, we implemented price increases for coated woodfree paper in March which reversed the declining trend of prices experienced since May 2009.

Our European business purchases more than half of its pulp requirements. The rapidly rising pulp prices therefore resulted in a major margin squeeze in the quarter. Other input costs such as wood and chemicals also rose, while energy costs declined.

A 15-day Finnish stevedore strike in March led to the suspension of production at Kirkniemi Mill for the duration of the strike, during which time we supplied our customers to the extent possible from our Lanaken Mill in Belgium.

The Stockstadt Mill restarted coated woodfree paper production at the end of March after a 3 month disruption as a result of an electrical fire. The cost of restoration and business interruption was approximately US$30 million which was largely self-insured.

North America

	Quarter ended Mar 2010 US$ million	Quarter ended Mar 2009 US$ million	% change	Quarter ended Dec 2009 US$ million
Sales	342	301	13.6	320
Operating profit (loss)	41	(24)	–	67
Operating profit (loss) to sales (%)	12.0	(8.0)	–	20.9

During the quarter, the North American business continued to improve its performance as a result of its market position in coated woodfree paper, improved market pulp demand and prices and the strong performance of the speciality business.

US coated paper demand has not returned to 2008 levels but has shown an improving trend. US industry shipments of coated woodfree paper for the quarter increased 16% compared to a year ago.

Prices realised for coated paper were 11% below the equivalent quarter last year and 2% lower than the December quarter. Pulp prices continued to increase compared to the prior quarter and the equivalent quarter last year.

Margins improved in the quarter as a result of cost management, strong market pulp performance and retaining good customer mix.

Southern Africa – Forest and Paper Products

	Quarter ended Mar 2010 US$ million	Quarter ended Mar 2009 US$ million	% change (US$)	% change (Rand)	Quarter ended Dec 2009 US$ million
Sales	368	275	33.8	2.2	364
Operating (loss) profit	(4)	50	–	–	(86)
Operating (loss) profit to sales (%)	(1.1)	18.2	–	–	(23.6)

The Southern African business benefited from rising pulp prices; however, the domestic markets remained weak until late in the quarter in terms of demand and price levels.

The Saiccor mill continued to optimise production but had a scheduled maintenance shut which reduced output for the quarter. Prices for chemical cellulose increased largely in step with paper pulp prices through the quarter, offsetting the effect of the stronger exchange rate of the Rand relative to the US Dollar and resulting in a good performance for Saiccor mill.

The overall performance of the Southern African business was unfavourably impacted by the weak domestic demand and weak prices for fine paper and packaging paper. This was exacerbated by an extended maintenance shut at Ngodwana mill in the quarter which reduced output and sales of pulp and packaging paper.

The Usutu pulp mill was permanently closed at the end of January and discussions continue with stakeholders on the future of the site and related plantations.

Black Economic Empowerment (BEE)

At an extraordinary General Meeting on 29 April 2010 shareholders approved the BEE transaction which was proposed in the circular to shareholders dated 31 March 2010.

Appointment of Lead Independent Director

The Sappi board has appointed Professor Meyer Feldberg as lead independent director with immediate effect.

Outlook

We expect conditions in our major markets to continue to improve gradually this year; however, the extent of the economic recovery is still uncertain.

There has been significant order inflow of coated woodfree paper in Europe and a modest improvement in demand for coated mechanical paper. As the Euro has weakened, our export markets have strengthened significantly and we expect demand to remain firm in these markets.

A major factor for our industry will be the level of pulp prices and the availability of pulp following the disruption caused by the earthquake in Chile. An extended period of high pulp prices would benefit our North American and Southern African businesses directly, as they are net sellers of pulp. Continued high pulp prices would act as a catalyst for further price increases for coated paper in Europe beyond the 10% increase we have announced to take effect in June 2010, which are expected to start improving margins in our European business.

In our Southern African business, we expect to see continued good demand for Saiccor's product, as well as firmer price levels. The Kraft business is starting to see signs of improved demand, and its performance should improve in the second half of the year.

We expect the third quarter operating profit which does not include asset impairments, impairment reversals, restructuring cost, cost associated with fire, flood, storm and related events as well as plantation price fair value adjustments to be at a similar level to that achieved in our second financial quarter.

On behalf of the board

R J Boëttger	M R Thompson	
Director	Director	07 May 2010

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. The words 'believe', 'anticipate', 'expect', 'intend', 'estimate', 'plan', 'assume', 'positioned', 'will', 'may', 'should', 'risk' and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the European Acquisition ("Acquisition") will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realised or realised within the expected time-frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgements, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi.

Group income statement

	Note	Quarter ended Mar 2010 US$ million	Quarter ended Mar 2009 US$ million	Half-year ended Mar 2010 US$ million	Half-year ended Mar 2009 US$ million
Sales		**1,576**	1,313	**3,196**	2,500
Cost of sales		**1,443**	1,196	**2,974**	2,238
Gross profit		**133**	117	**222**	262
Selling, general and administrative expenses		**114**	97	**221**	183
Other operating (income) expense		**(4)**	11	**(20)**	14
Share of (profit) loss from associates and joint ventures		**(5)**	3	**(8)**	2
Operating profit	3	**28**	6	**29**	63
Net finance costs		**62**	40	**135**	61
Net interest		**79**	41	**158**	72
Net foreign exchange gains		**(6)**	(4)	**(9)**	(11)
Net fair value (gain) loss on financial instruments		**(11)**	3	**(14)**	–
(Loss) profit before taxation		**(34)**	(34)	**(106)**	2
Taxation		**(3)**	1	**(24)**	14
Current		**(1)**	(6)	**3**	4
Deferred		**(2)**	7	**(27)**	10
Loss for the period		**(31)**	(35)	**(82)**	(12)
Basic loss per share (US cents)		**(6)**	(7)	**(16)**	(3)
Weighted average number of shares in issue (millions)		**515.5**	515.8	**515.6**	449.4
Diluted basic loss per share (US cents)		**(6)**	(7)	**(16)**	(3)
Weighted average number of shares on fully diluted basis (millions)		**515.5**	515.8	**515.6**	449.4

Group statement of comprehensive income

	Quarter ended Mar 2010 US$ million	Quarter ended Mar 2009 US$ million	Half-year ended Mar 2010 US$ million	Half-year ended Mar 2009 US$ million
Loss for the period	**(31)**	(35)	**(82)**	(12)
Other comprehensive loss, net of tax	**–**	(17)	**(24)**	(287)
Exchange differences on translation of foreign operations	**(1)**	6	**(26)**	(287)
Movements in hedging reserves	**1**	(32)	**2**	–
Deferred tax effects on above	**–**	9	**–**	–
Total comprehensive loss for the period	**(31)**	(52)	**(106)**	(299)

Group balance sheet

	Mar 2010 US$ million	Sept 2009 US$ million
ASSETS		
Non-current assets	**4,401**	4,867
Property, plant and equipment	3,638	3,934
Plantations	457	611
Deferred taxation	52	56
Other non-current assets	254	266
Current assets	**2,401**	2,430
Inventories	777	792
Trade and other receivables	824	868
Cash and cash equivalents	724	770
Assets held for sale	76	–
Total assets	**6,802**	7,297
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	1,683	1,794
Non-current liabilities	**3,201**	3,662
Interest-bearing borrowings	2,360	2,726
Deferred taxation	324	355
Other non-current liabilities	517	581
Current liabilities	**1,918**	1,841
Interest-bearing borrowings	775	601
Bank overdraft	18	19
Other current liabilities	1,057	1,165
Taxation payable	50	56
Liabilities associated with assets held for sale	18	–
Total equity and liabilities	**6,802**	7,297
Number of shares in issue at balance sheet date (millions)	515.2	515.7

Group cash flow statement

	Quarter ended Mar 2010 US$ million	Quarter ended Mar 2009 US$ million	Half-year ended Mar 2010 US$ million	Half-year ended Mar 2009 US$ million
Loss for the period	**(31)**	(35)	**(82)**	(12)
Adjustment for:				
Depreciation, fellings and amortisation	**117**	114	**249**	211
Taxation	**(3)**	1	**(24)**	14
Net finance costs	**62**	40	**135**	61
Post-employment benefits	**(20)**	(11)	**(33)**	(19)
Plantation fair value adjustment	**11**	(35)	**106**	(69)
Other non-cash items	**(14)**	25	**16**	8
Cash generated from operations	**122**	99	**367**	194
Movement in working capital	**68**	28	**(102)**	(68)
Net finance costs	**(29)**	(10)	**(93)**	(54)
Taxation paid	**–**	(3)	**(4)**	(2)
Dividends paid	**–**	–	**–**	(37)
Cash retained from operating activities	**161**	114	**168**	33
Cash utilised in investing activities	**(52)**	(625)	**(89)**	(665)
Capital expenditure and other non-current assets	**(52)**	(39)	**(89)**	(79)
Acquisition	**–**	(586)	**–**	(586)
	109	(511)	**79**	(632)
Cash effects of financing activities	**(122)**	243	**(65)**	1,036
Net movement in cash and cash equivalents	**(13)**	(268)	**14**	404

Group statement of changes in equity

	Half-year ended Mar 2010 US$ million	Half-year ended Mar 2009 US$ million
Balance – beginning of period	**1,794**	1,605
Total comprehensive loss for the period	**(106)**	(299)
Dividends paid	**–**	(37)
Rights offer	**–**	575
Costs directly attributable to the rights offer	**(5)**	(31)
Issue of new shares to M-real	**–**	45
Transfers (to) from the share purchase trust	**(6)**	3
Share-based payment reserve	**6**	5
Balance – end of period	**1,683**	1,866

Notes to the group results

1. **Basis of preparation**

   The condensed financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Apart from the adoption of IFRS 8 "Operating Segments", the accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2009 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

   The results are unaudited.

2. **Adoption of IFRS 8 "Operating Segments"**

   The adoption of IFRS 8 "Operating Segments" did not have an impact on the group's reported results or financial position.

   IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. Prior year segment disclosure has been restated as reflected in note 9.

	Quarter ended Mar 2010 US$ million	Quarter ended Mar 2009 US$ million	Half-year ended Mar 2010 US$ million	Half-year ended Mar 2009 US$ million
3. **Operating profit**				
Included in operating profit are the following non-cash items:				
Depreciation and amortisation	102	99	214	180
Fair value adjustment on plantations (included in cost of sales)				
Changes in volume				
Fellings	15	15	35	31
Growth	(14)	(16)	(33)	(32)
	1	(1)	2	(1)
Plantation price fair value adjustment	11	(35)	106	(69)
	12	(36)	108	(70)
Included in other operating (income) expense are the following:				
Asset (impairment reversals) impairments	(5)	2	(13)	5
(Profit) loss on disposal of property, plant and equipment	(1)	–	1	(1)
Profit on disposal of investment	(1)	–	(1)	–
Restructuring provisions raised	3	8	41	8
Fuel tax credit	(2)	–	(51)	–

	Quarter ended Mar 2010 US$ million	Quarter ended Mar 2009 US$ million	Half-year ended Mar 2010 US$ million	Half-year ended Mar 2009 US$ million
4. Capital expenditure				
Property, plant and equipment	41	46	78	93

	Mar 2010 US$ million	Sept 2009 US$ million
5. Capital commitments		
Contracted	71	62
Approved but not contracted	146	126
	217	188
6. Contingent liabilities		
Guarantees and suretyships	45	44
Other contingent liabilities (refer to note 8)	28	8
	73	52

On the cessation of production at the Usutu Pulp Mill, Sappi is undertaking an environmental assessment to determine whether there are any potential environmental obligations at the site. The nature and amount of any such obligations cannot be measured reliably until the assessments have been completed.

7. Material balance sheet movements year on year

On the cessation of production at the Usutu Pulp Mill, the assets and the liabilities forming part of this disposal group, consisting mainly of plantations, have been classified as held for sale.

8. Subsequent events

As part of the group's recently announced empowerment transaction as described in the circular sent to shareholders, dated 31 March 2010, Sappi has in the second fiscal quarter of 2010 reached an agreement with its strategic partners in the land empowerment transaction concluded in 2006. As at the end of March 2010 Sappi had the intention to issue ordinary shares to the strategic partners to settle the group's obligation under the land empowerment transaction. The settlement has the effect of unwinding the land empowerment transaction and incorporating the strategic partners in the recently announced empowerment transaction.

The issue of shares was authorised by the shareholders in a special meeting held on 29 April 2010. In accordance with IAS 37, a contingent liability to issue shares to the value of US$ 19 million (ZAR 141 million) which existed at the end of the group's second fiscal quarter of 2010 has been included in note 6, Contingent liabilities.

9. Segment information

Restatement of prior year disclosures

Sappi Fine Paper South Africa is now reported as part of the Forest and Paper Products segment in accordance with the geographical management of our business. The table below shows the effect of this change for the quarter and half-year ended March 2009:

	Restated Quarter ended Mar 2009 US$ million		
	As previously reported	Adjustment	Restated
Fine Paper			
Sales	1,112	(74)	1,038
Operating profit	(43)	(2)	(45)
Net operating assets	3,627	(181)	3,446
Forest and Paper Products – Pulp and paper operations			
Sales	189	74	263
Operating profit	48	2	50
Net operating assets	1,531	181	1,712

	Restated Half-year ended Mar 2009 US$ million		
	As previously reported	Adjustment	Restated
Fine Paper			
Sales	2,110	(148)	1,962
Operating profit	(35)	(4)	(39)
Net operating assets	3,627	(181)	3,446
Forest and Paper Products – Pulp and paper operations			
Sales	363	148	511
Operating profit	97	4	101
Net operating assets	1,531	181	1,712

The information below is presented in the way that it is reviewed by the chief operating decision maker as required by IFRS 8 "Operating Segments".

		Quarter ended Mar 2010	Restated Quarter ended Mar 2009	Half-year ended Mar 2010	Restated Half-year ended Mar 2009
		Metric tons (000's)	Metric tons (000's)	Metric tons (000's)	Metric tons (000's)
Sales volume					
Fine Paper –	North America	345	289	667	619
	Europe	919	759	1,863	1,315
	Total	1,264	1,048	2,530	1,934
Forest and Paper Products –	Pulp and paper operations	425	409	875	765
	Forestry operations	244	189	412	431
Total		1,933	1,646	3,817	3,130
		US$ million	US$ million	US$ million	US$ million
Sales					
Fine Paper –	North America	342	301	662	664
	Europe	866	737	1,802	1,298
	Total	1,208	1,038	2,464	1,962
Forest and Paper Products –	Pulp and paper operations	351	263	701	511
	Forestry operations	17	12	31	27
Total		1,576	1,313	3,196	2,500
Operating profit excluding special items					
Fine Paper –	North America	39	(16)	58	(23)
	Europe	4	(21)	29	(8)
	Total	43	(37)	87	(31)
Forest and Paper Products		12	19	41	38
Corporate and other		(1)	1	7	1
Total		54	(17)	135	8
Special items – losses (gains)					
Fine Paper –	North America	(2)	8	(50)	8
	Europe	(5)	–	8	–
	Total	(7)	8	(42)	8
Forest and Paper Products		16	(31)	131	(63)
Corporate and other		17	–	17	–
Total		26	(23)	106	(55)
Operating profit					
Fine Paper –	North America	41	(24)	108	(31)
	Europe	9	(21)	21	(8)
	Total	50	(45)	129	(39)
Forest and Paper Products		(4)	50	(90)	101
Corporate and other		(18)	1	(10)	1
Total		28	6	29	63
EBITDA excluding special items					
Fine Paper –	North America	56	8	98	27
	Europe	64	34	152	84
	Total	120	42	250	111
Forest and Paper Products		37	38	92	75
Corporate and other		(1)	2	7	2
Total		156	82	349	188

		Quarter ended Mar 2010	Restated Quarter ended Mar 2009	Half-year ended Mar 2010	Restated Half-year ended Mar 2009
		US$ million	US$ million	US$ million	US$ million
Net operating assets					
Fine Paper –	North America	966	1,070	966	1,070
	Europe	2,126	2,376	2,126	2,376
	Total	3,092	3,446	3,092	3,446
Forest and Paper Products		1,777	1,712	1,777	1,712
Corporate and other		32	126	32	126
Total		4,901	5,284	4,901	5,284

Reconciliation of operating profit (loss) excluding special items to operating profit

Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.

	Quarter ended Mar 2010	Restated Quarter ended Mar 2009	Half-year ended Mar 2010	Restated Half-year ended Mar 2009
Operating profit (loss) excluding special items	54	(17)	135	8
Special Items	(26)	23	(106)	55
Plantation price fair value adjustment	(11)	35	(106)	69
Restructuring provisions raised	(3)	(8)	(41)	(8)
Profit (loss) on disposal of property, plant and equipment	1	–	(1)	1
Profit on disposal of investment	1	–	1	–
Asset impairment reversals (impairments)	5	(2)	13	(5)
Fuel tax credit	2	–	51	–
Fire, flood, storm and related events	(21)	(2)	(23)	(2)
Operating profit	28	6	29	63

Reconciliation of EBITDA excluding special items and operating profit excluding special items to (loss) profit before taxation

	Quarter ended Mar 2010	Restated Quarter ended Mar 2009	Half-year ended Mar 2010	Restated Half-year ended Mar 2009
EBITDA excluding special items	156	82	349	188
Depreciation and amortisation	(102)	(99)	(214)	(180)
Operating profit (loss) excluding special items	54	(17)	135	8
Special items – (losses) gains	(26)	23	(106)	55
Net finance costs	(62)	(40)	(135)	(61)
(Loss) profit before taxation	(34)	(34)	(106)	2

Reconciliation of net operating assets to total assets

	Quarter ended Mar 2010	Restated Quarter ended Mar 2009	Half-year ended Mar 2010	Restated Half-year ended Mar 2009
Net operating assets	4,901	5,284	4,901	5,284
Deferred tax	52	36	52	36
Cash and cash equivalents	724	711	724	711
Other current liabilities	1,057	959	1,057	959
Taxation payable	50	52	50	52
Liabilities associated with assets held for sale	18	–	18	–
Total assets	6,802	7,042	6,802	7,042

Supplemental Information

	Quarter ended Mar 2010 US$ million	Quarter ended Mar 2009 US$ million	Half-year ended Mar 2010 US$ million	Half-year ended Mar 2009 US$ million
1. Headline loss per share *				
Headline loss per share (US cents)	**(7)**	(6)	**(18)**	(2)
Weighted average number of shares in issue (millions)	**515.5**	515.8	**515.6**	449.4
Diluted headline loss per share (US cents)	**(7)**	(6)	**(18)**	(2)
Weighted average number of shares on fully diluted basis (millions)	**515.5**	515.8	**515.6**	449.4
Calculation of headline loss *				
Loss for the period	**(31)**	(35)	**(82)**	(12)
Asset (impairment reversals) impairments	**(5)**	2	**(13)**	5
(Profit) loss on disposal of property, plant and equipment	**(1)**	–	**1**	(1)
Profit on disposal of investment	**(1)**	–	**(1)**	–
Tax effect of above items	**–**	–	**–**	–
Headline loss	**(38)**	(33)	**(95)**	(8)

*Headline earnings disclosure is required by the JSE Limited.

2. *Exchange rates*

	Mar 2010	Dec 2009	Sept 2009	June 2009	Mar 2009
Exchange rates:					
Period end rate: US$1 = ZAR	7.4298	7.5315	7.4112	7.8990	9.5849
Average rate for the Quarter: US$1 = ZAR	7.5597	7.5009	7.7174	8.6197	9.8979
Average rate for the YTD: US$1 = ZAR	7.5302	7.5009	9.0135	9.4205	9.9015
Period end rate: EUR 1 = US$	1.3413	1.4397	1.4688	1.4054	1.3301
Average rate for the Quarter: EUR 1 = US$	1.3891	1.4737	1.4317	1.3651	1.3300
Average rate for the YTD: EUR 1 = US$	1.4302	1.4737	1.3657	1.3432	1.3288

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

Sappi ordinary shares* (JSE: SAP)



US Dollar share price conversion*



* Historic share prices revised to reflect rights offer

Other interested parties can obtain printed copies of this report from:

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Tel +1 610 382 7836

Sappi has a primary listing on the JSE Limited and a secondary listing on
the New York Stock Exchange

this report is available on the Sappi website
www.sappi.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2010

SAPPI LIMITED,

By: /s/M. R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer